File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

BAIN CAPITAL SPECIALTY FINANCE, INC., BCSF ADVISORS, LP, BAIN CAPITAL CREDIT, LP, BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD, BAIN CAPITAL INVESTMENTS (EUROPE) LIMITED, BAIN CAPITAL CREDIT, LTD., BAIN CAPITAL CREDIT CLO ADVISORS, LP, AVERY POINT III CLO, LIMITED, AVERY POINT IV CLO, LIMITED, AVERY POINT VI CLO, LIMITED, NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY, RACE POINT IX CLO, LIMITED, RACE POINT X CLO, LIMITED, RACE POINT V CLO, LIMITED, RACE POINT VI CLO, LIMITED, RACE POINT VII CLO, LIMITED, RACE POINT VIII CLO, LIMITED, SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P., SANKATY CREDIT OPPORTUNITIES IV, L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A2 MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P., BAIN CAPITAL DIRECT LENDING 2015 (L), L.P., BAIN CAPITAL DIRECT LENDING 2015 (U), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (D), L.P., BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (NZSF), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE II MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (A MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P., BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P., BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P., BAIN CAPITAL SENIOR LOAN FUND PUBLIC LIMITED COMPANY, BAIN CAPITAL SENIOR LOAN FUND, L.P., QUEENSCLIFF TRUST, BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P., CAPE SCHANCK DIRECT LENDING TRUST, BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (EU MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (BLANCO), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (FSS), L.P., BAIN CAPITAL STRUCTURED CREDIT FUND, L.P., BAIN CAPITAL SPECIAL SITUATIONS ASIA, L.P., SANKATY CLO OPPORTUNITIES COINVESTMENT FUND, L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (G), L.P., BAIN CAPITAL CREDIT CLO 2016-2, LIMITED, BAIN CAPITAL CREDIT CLO 2017-1, LIMITED, BAIN CAPITAL CREDIT CLO 2017-2, LIMITED, NEWHAVEN CLO, DESIGNATED ACTIVITY COMPANY, RYE HARBOUR CLO, DESIGNATED ACTIVITY COMPANY, BAIN CAPITAL EURO CLO 2017-1, DESIGNATED ACTIVITY COMPANY, DESIGNATED ACTIVITY COMPANY, BAIN CAPITAL INVESTMENTS (IRELAND) LIMITED, BAIN CAPITAL CREDIT (ASIA), LIMITED, BAIN CAPITAL CREDIT U.S. CLO MANAGER, LLC, CMAC FUND 1, L.P., CAPE BAILY TRUST, AVERY POINT VII CLO, LIMITED, BAIN CAPITAL COPS II CONTINUATION VEHICLE, L.P., BAIN CAPITAL COPS III CONTINUATION VEHICLE, L.P., BAIN CAPITAL COPS CV HOLDINGS, L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E2 MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (A), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (B MASTER), L.P., BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (F), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F-EU), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (A), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (B MASTER), L.P., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (F), L.P., BAIN CAPITAL CREDIT MANAGED ACCOUNT (RE SPECIAL SITUATIONS), L.P., BAIN CAPITAL EURO CLO 2018-1, DESIGNATED ACTIVITY COMPANY, BAIN CAPITAL EURO CLO 2018-2, DESIGNATED ACTIVITY COMPANY, BAIN CAPITAL CREDIT CLO 2018-1, LIMITED, BAIN CAPITAL CREDIT CLO 2018-2, LIMITED, BAIN CAPITAL CREDIT CLO 2019-1, LIMITED, BAIN CAPITAL EURO WH BERLIN DESIGNATED ACTIVITY COMPANY, BAIN CAPITAL EURO WH COPENHAGEN DAC, DENALI, LTD., BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 ICAV, BAIN CAPITAL SPECIAL SITUATIONS EUROPE ICAV, 111 CAPITAL GRANTOR TRUST, AVERY POINT CLO, BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E MASTER), L.P., CAVALRY CLO II, LTD, CHATHAM LIGHT II CLO, LTD, NASH POINT CLO PUBLIC LIMITED COMPANY, PROSPECT HARBOR DESIGNATED INVESTMENTS, LP, QCT, RACE POINT II CLO, RACE POINT III CLO, RACE POINT IV CLO, SANKATY BEACON INVESTMENT PARTNERS, L.P., SANKATY CREDIT OPPORTUNITIES GRANTOR TRUST, SANKATY CREDIT OPPORTUNITIES II GRANTOR TRUST, SANKATY CREDIT OPPORTUNITIES III GRANTOR TRUST, SANKATY HIGH YIELD ASSET GRANTOR TRUST, SANKATY HIGH YIELD PARTNERS II GRANTOR TRUST, SANKATY HIGH YIELD PARTNERS III GRANTOR TRUST AND SANKATY SPECIAL SITUATIONS I GRANTOR TRUST

200 Clarendon Street, 37th Floor
Boston, MA 02116

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND, GRIFFIN CAPITAL CREDIT ADVISOR, LLC

Griffin Capital Plaza, 1520 E. Grand Avenue
El Segundo, CA 90245

APPLICATION FOR AN AMENDED AND RESTATED ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Michael Treisman General Counsel Bain Capital Credit, LP 200 Clarendon Street 37th Floor Boston, MA 02116 (617) 516-2000	Mr. Howard S. Hirsch, Esq. Vice President and Secretary Griffin Capital Credit Advisor, LLC Griffin Capital Plaza 1520 E. Grand Avenue El Segundo, CA 90245 (310) 469-6100

Copies to:

Richard Horowitz
Partner
Dechert LLP
1095 Avenue of the Americas
New York, NY, 10036
(212) 698-3525

August 9, 2019

I.	SUMMARY OF APPLICATION

The following entities hereby request an amended and restated order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

•
Griffin Institutional Access Credit Fund (“GIACF,”), a closed-end management investment company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act (the “Closed-End Fund”);

•
Bain Capital Specialty Finance, Inc. (f/k/a Sankaty Capital Corporation) (“BCSF”), a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (the “BDC,” and, together with the Closed-End Fund, the “Existing Regulated Funds”);

•	BCSF Advisors, LP (f/k/a Sankaty Capital Advisors, LP) (“BCSFA”), the investment adviser to BCSF and the sub-adviser to GIACF, on behalf of itself and its successors;

•	Griffin Capital Credit Advisor, LLC (“Griffin”), the investment adviser to GIACF;

•
Bain Capital Credit, LP (f/k/a Sankaty Advisors, LP) (“Bain”) and its investment advisory affiliates set forth on Schedule A hereto (together with BCSFA, the “Existing Bain Advisers”), on behalf of themselves and their successors, and

•
Investment funds and other vehicles set forth on Schedule A hereto, each of which is an entity whose investment adviser is an Existing Bain Adviser and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds,” and together with the Existing Regulated Funds, Griffin and the Existing Bain Advisers, the “Applicants”).[2]

The Order would supersede an exemptive order issued by the Commission on March 22, 2018 (the “Prior Order”)3 that was granted pursuant to Section 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]
All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3]
Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Release No. 33031 (February 23, 2018) (notice) and 32051 (March 22, 2018) (order).  All of the applicants to the Prior Order have been named as Applicants to the Order.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]
“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds.  “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions.  If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund that is a business development company, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company.  “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company.  “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund that is a business development company, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).  “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub.  In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]
“Affiliated Entity” means  an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or any entity controlling, controlled by or under common control with, an Adviser that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]
“Adviser” means the Existing Bain Advisers and/or Griffin and any other investment adviser controlling, under common control with, or primarily controlled by Existing Bain Advisers and/or Griffin. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]
See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995) (collectively, “JT No-Action Letters”).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

BCSF is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC.  BCSF’s Objectives and Strategies9 are to provide risk-adjusted returns and current income to investors. BCSF invests primarily in middle-market companies with between $10 million and $150 million in annual earnings before interest, taxes, depreciation and amortization. BCSF intends to focus on senior investments with a first or second lien on collateral and strong structures and documentation intended to protect the lender. It may also invest in mezzanine debt and in secondary purchases of assets or portfolios, as described below. Investments are likely to include, among other things, (i) senior first lien, stretch senior, senior second lien and unitranche, (ii) mezzanine debt and other junior investments and (iii) secondary purchases of assets or portfolios that primarily consist of middle-market corporate debt. Leverage is expected to be utilized to help BCSF meet its investment objective. Any such leverage, if incurred, would be expected to increase the total capital available for investment by BCSF. As a BDC, BCSF may also invest up to 30 percent of its portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

GIACF is a Delaware statutory trust organized as a closed-end management investment company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act.  GIACF’s Objectives and Strategies are to generate a return comprised of both current income and capital appreciation with an emphasis on current income with low volatility and low correlation to the broader markets. GIACF pursues its investment objective by investing primarily in secured debt (including senior secured, unitranche and second lien debt) and unsecured debt (including senior unsecured and subordinated debt) issued by private or public U.S. companies. GIACF may also invest in issuers outside the U.S., with a focus on issuers in Canada and Europe. GIACF’s portfolio will consist of a core of syndicated high yield bonds and banks loans. GIACF’s portfolio may also consist of originated senior loans and non-performing loans.

The Board of each of BCSF and GIACF is comprised of five directors or trustees, three of whom are Non-Interested Directors.10

BCSFA is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”). BCSFA is a subsidiary of Bain.  BCSFA serves as investment adviser to BCSF and manages BCSF’s portfolio in accordance with BCSF’s Objectives and Strategies.  BCSFA makes investment decisions for BCSF, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of BCSF, subject to the oversight of the Board.  BCSFA also serves as GIACF’s sub-adviser and provides ongoing research and opinions and selects investments for GIACF’s portfolio, subject to the oversight of Griffin.

[9]
“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form 10 or Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

[10]	The term “Non-Interested Directors” refers to the directors or trustees of any Regulated Fund who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

Griffin is an investment adviser that is registered with the Commission under the Advisers Act.  Griffin is an indirect majority-owned subsidiary of Griffin Capital Company, LLC (“Griffin Capital”).  Griffin serves as investment adviser to GIACF and manages GIACF’s portfolio through its oversight of BCSF’s investment selections in accordance with GIACF’s Objectives and Strategies.

Bain is an investment adviser that is registered with the Commission under the Advisers Act.  Bain and its subsidiaries had approximately $39.3 billion in assets under management as of December 31, 2018. Bain is a subsidiary of Bain Capital, LP, which along with its affiliates, had approximately $105 billion in assets under management as of December 31, 2018.11  Bain serves as the investment adviser to certain Existing Affiliated Funds and either it or another Bain Adviser will serve as the investment adviser to any Future Affiliated Funds.

Bain Capital Credit (Australia), Pty. Ltd, an Australian proprietary company formed in 2012, is authorized and regulated by the Australian Securities and Investments Commission.

Bain Capital Investments (Europe) Limited, a United Kingdom private limited company formed in 2014, and Bain Capital Credit, Ltd., a United Kingdom private limited company formed in 2005, are authorized and regulated by the U.K. Financial Conduct Authority.

Bain Capital Investments (Ireland), Limited is based in Dublin and provides consulting advice to BCSFA and its subsidiaries.

Bain Capital Credit (Asia), Limited is registered with the Securities & Futures Commission in Hong Kong and provides consulting services to BCSFA and its subsidiaries.

Bain Capital Credit CLO Advisors, LP, a limited partnership organized in the State of Delaware, is registered with the Commission under the Advisers Act.

Bain Capital Credit U.S. CLO Manager, LLC, a limited liability company organized in the State of Delaware, is a relying advisor to BCSFA.

Bain Capital Credit (Australia), Pty. Ltd, Bain Capital Credit, Ltd., Bain Capital Credit (Asia), Limited, Bain Capital Credit CLO Advisors, LP and Bain Capital Investments (Ireland), Limited are wholly-owned subsidiaries of Bain. Bain Capital Credit U.S. CLO Manager, LLC is a subsidiary of Bain. Bain Capital Investments (Europe) Limited is a subsidiary of Bain Capital, LP.

The Bain Advisers and the Griffin Advisers are not affiliated persons, or affiliated persons of affiliated persons (as defined in the 1940 Act), except for the affiliation that arises as a result of serving as the advisers of any Regulated Fund that is advised by a Griffin Adviser and sub-advised by a Bain Adviser. The relationship between Griffin and the Bain Advisers will be arm’s length, and any Bain Adviser serving as a sub-adviser to a Regulated Fund will be able to withdraw from the sub-advisory agreement on 60 days’ written notice.12

[11]
As Bain Capital, LP controls Bain, and will control any other Bain Adviser, it may be deemed to control the Regulated Funds and the Affiliated Funds. However, Bain Capital, LP is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Bain Capital, LP has not been included as an Applicant.

[12]
Each sub-advisory agreement may also be terminated by the Regulated Fund with a Bain Adviser as sub-adviser, as applicable, through its Board or a vote of its shareholders in accordance with Section 15(a) of the 1940 Act.

As previously described, Griffin serves as GIACF’s investment adviser and BCSFA serves as GIACF’s sub-adviser. In these respective roles, Griffin is responsible for the overall management of GIACF’s activities, and BCSFA is responsible for the day-to-day management of GIACF’s investment portfolio, in each case consistent with their fiduciary duties. A Griffin Adviser will serve as the investment adviser to any Regulated Fund with a Bain Adviser as its sub-adviser.

In the case of a Regulated Fund with a Bain Adviser as sub-adviser, the Bain Adviser will identify and recommend Potential Co-Investment Transactions for the Regulated Fund, and the applicable sub-advisory agreement will require the Bain Adviser to present each Potential Co-Investment Transaction to the applicable Griffin Adviser, which will have the authority to approve or reject it for the Regulated Fund.

It is anticipated that a Bain Adviser will periodically determine that certain investments recommended for a Regulated Fund by the Bain Adviser would also be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds. Such a determination may result in a Regulated Fund, one or more other Regulated Funds and/or one or more Affiliated Funds co-investing in certain investment opportunities.

Each Regulated Fund invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company. Under current applicable income tax regulations, this will require, among other things, that at the end of each quarter, subject to certain exceptions, no more than 25 percent of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of any single issuer or affiliated issuers and no more than 50 percent of the value of each Regulated Fund’s consolidated gross assets be invested in the securities of issuers representing in the case of any single issuer more than 5 percent of the Regulated Fund’s consolidated gross assets or more than 10 percent of that issuer’s voting securities.

The Existing Affiliated Funds are entities whose investment adviser is a Bain Adviser and that would be an investment company but for Section 3(c)(7) of the 1940 Act.  The Existing Affiliated Funds pursue strategies focused on investing in a variety of fixed income and credit investments.  While certain employees and principals of Bain and its affiliated advisers (collectively, the “Principals”) have invested in certain of the Existing Affiliated Funds, the Principals in the aggregate do not own 25 percent or more of the outstanding interests of any Existing Affiliated Fund.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co‑Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d‑1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person.  Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a).  Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including the sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, with respect to Advisers that are deemed to be “affiliated persons” of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Bain Advisers, Griffin and/or Advisers that are deemed to be “affiliated persons” of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b).  Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

[13]
Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

1.           Same Terms.  With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa).  If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

2.            Existing Investments in the Issuer.  Prior to a Regulated Fund acquiring in a Co‑Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.           Related Expenses.  Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4.           No Remuneration.  Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction.  No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co‑Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[14]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[15]
Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC.  In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[16]
Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[17]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[18]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.           Co-Investment Policies.  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co‑Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”).  Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will share its Co-Investment Policies with the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6.            Dispositions:

(a)         Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)          Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7.            Board Oversight

(a)           Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)         Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)          Every year, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund’s Board with a report on the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.  The Adviser and the chief compliance officer will also provide any additional information as the Board may request.

[19]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

[20]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[21]
“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the 1933 Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8.           Recordkeeping.  All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff.  Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application.  The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants.  Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Michael Treisman General Counsel Bain Capital Credit, LP 200 Clarendon Street 37th Floor Boston, MA 02116 (617) 516-2000	Mr. Howard S. Hirsch, Esq. Vice President and Secretary Griffin Capital Credit Advisor, LLC Griffin Capital Plaza 1520 E. Grand Avenue El Segundo, CA 90245 (310) 469-6100

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY, 10036
(212) 698-3525

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each of the Existing Regulated Funds pursuant to resolutions duly adopted by such Board.  Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each of the Existing Regulated Funds and Existing Affiliated Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. Each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[22]
See, e.g., ML-Lee Acquisition Fund, L.P., et al. (File No. 812-6674) Release No. IC-16001 (Sept. 23, 1987) (order), Release No. IC-15951 (Aug. 28, 1987) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (Jan.18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); 1889 BDC, Inc., et al. (File No. 812-14682) Release No. IC-32753 (July 18, 2017) (order), Release No. IC-32687 (June 21, 2017) (notice); Barings Corporate Investors, et al. (File No. 812-14689) Release No. IC-32864 (Oct. 19, 2017) (order), Release No. IC-32822 (Sept. 20, 2017) (notice); and TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC. 32969 (Jan. 17, 2018) (order), Release No. 32945 (Dec. 20, 2017) (notice).

The Applicants have caused this Application to be duly signed on their behalf on the 9th day of August, 2019.

BCSF ADVISORS, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL INVESTMENTS (EUROPE) LIMITED

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL INVESTMENTS (IRELAND) LIMITED

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL CREDIT (ASIA), LIMITED

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO ADVISORS, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT U.S. CLO MANAGER, LLC

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL CREDIT, LTD.

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SPECIALTY FINANCE, INC.

By: BCSF Advisors, LP, its Advisor

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND PUBLIC LIMITED COMPANY

By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

CMAC FUND 1, L.P.

By: Bain Capital Credit Managed Account Investors (CMAC Fund 1), LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

QUEENSCLIFF TRUST
CAPE SCHANCK DIRECT LENDING TRUST
CAPE BAILY TRUST

By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

AVERY POINT CLO
AVERY POINT III CLO, LIMITED
AVERY POINT IV CLO, LIMITED
AVERY POINT VI CLO, LIMITED
AVERY POINT VII CLO, LIMITED
RACE POINT IX CLO, LIMITED
RACE POINT V CLO, LIMITED
RACE POINT VI CLO, LIMITED
RACE POINT VII CLO, LIMITED
RACE POINT VIII CLO, LIMITED
RACE POINT X CLO, LIMITED

By: Bain Capital Credit, LP, as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2017-2, LIMITED
CAVALRY CLO II, LTD
RACE POINT III CLO

By: Bain Capital Credit, LP, as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2016-2, LIMITED
BAIN CAPITAL CREDIT CLO 2017-1, LIMITED
BAIN CAPITAL CREDIT CLO 2018-1, LIMITED
BAIN CAPITAL CREDIT CLO 2018-2, LIMITED

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY
NEWHAVEN CLO, DESIGNATED ACTIVITY COMPANY
RYE HARBOUR CLO, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P, its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS II CONTINUATION VEHICLE, L.P.

By: Sankaty Credit Opportunities Investors II, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS III CONTINUATION VEHICLE, L.P.

By: Sankaty Credit Opportunities Investors III, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS CV HOLDINGS, L.P.

By: Bain Capital COPs CV Holdings Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By: Sankaty Credit Opportunities Investors IV, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A2 MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E2 MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (B), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.

By: Bain Capital Direct Lending 2015 Investors (L), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (D), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (D), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.

By: Bain Capital High Income Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.

By: Bain Capital Credit Managed Account Investors (CalPERS), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.

By: Bain Capital Credit Managed Account Investors (E), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.

By: Bain Capital Credit Managed Account Investors (Newport Mobile), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (NZSF), L.P.

By: Bain Capital Credit Managed Account Investors (NZSF), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.

By: Bain Capital Credit Managed Account Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.

By: Bain Capital Credit Managed Account Investors (TCCC), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.

By: Bain Capital Credit Managed Account Investors (UCAL), LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE II MASTER), L.P.

By: Bain Capital Middle Market Credit 2010 Investors (Offshore II), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE MASTER), L.P.

By: Bain Capital Middle Market Credit 2010 Investors (Offshore), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.

By: Bain Capital Middle Market Credit 2014 Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (A MASTER), L.P.

By: Bain Capital Middle Market Credit 2014 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.

By: Bain Capital Middle Market Credit 2014 Investors (F), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.

By: Bain Capital Middle Market Credit 2010 Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (A), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (B MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (F), L.P.

By: Bain Capital Middle Market Credit 2018 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.

By: Bain Capital Credit Managed Account Investors (NMSIC), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.

By: Bain Capital Senior Loan Investors (SRI), L.P.
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND, L.P.

By: Bain Capital Senior Loan Investors, LLC
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P.

By: Bain Capital Credit Managed Account Investors (CLO), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (EU MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., its General Partner
By: Bain Capital Credit Member III Sarl, its Managing General Partner

By:	/s/ Michael Treisman	By:	/s/ Grindale Gamboa
Name: Michael Treisman		Name: Grindale Gamboa
Title: Manager A		Title: Manager B

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (G), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (G), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL STRUCTURED CREDIT FUND, L.P.

By: Bain Capital Structured Credit Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CLO OPPORTUNITIES COINVESTMENT FUND, L.P.

By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (BLANCO), L.P.

By: Bain Capital Credit Managed Account Investors (Blanco), LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (FSS), L.P.

By: Bain Capital Credit Managed Account Investors (FSS), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F-EU), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its managing General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (A), L.P.

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (B MASTER), L.P.,

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (F), L.P.

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (RE SPECIAL SITUATIONS), L.P.

By: Bain Capital Credit Managed Account Investors (RESS), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2017-1, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2018-1, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2018-2, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2019-1, LIMITED

By: Bain Capital Credit U.S. CLO Manager, LLC, its Portfolio Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL EURO WH BERLIN DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit U.S. CLO Manager, LLC, as Investment Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL EURO WH COPENHAGEN DAC

By:	/s/ Sean O’Sullivan
Name: Sean O’ Sullivan
Title: Director

DENALI, LTD.

By:	/s/ Nicolas Rogivue
Name: Nicolas Rogivue
Title: Director

BAIN CAPITAL SPECIAL SITUATIONS ASIA, L.P.

By: Bain Capital Special Situations Asia Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director
Bain Capital Distressed and Special Situations 2019 ICAV acting in respect of and for the account of its sub-fund BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

Bain Capital Special Situations Europe ICAV acting in respect of and for the account of its sub-fund BAIN CAPITAL SPECIAL SITUATIONS EUROPE

By: Bain Capital Investments (Europe) Limited, its Investment Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

111 CAPITAL GRANTOR TRUST

By: 111 Capital Investors, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

CHATHAM LIGHT II CLO, LTD
NASH POINT CLO UNLIMITED COMPANY
RACE POINT II CLO

By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

PROSPECT HARBOR DESIGNATED INVESTMENTS, LP
SANKATY BEACON INVESTMENT PARTNERS, L.P.

By: Sankaty Beacon Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

QCT
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

RACE POINT IV CLO
By: Bain Capital Credit, LP, as Asset Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES GRANTOR TRUST
SANKATY CREDIT OPPORTUNITIES II GRANTOR TRUST
SANKATY CREDIT OPPORTUNITIES III GRANTOR TRUST

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD ASSET GRANTOR TRUST

By: Sankaty High Yield Asset Investors, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD PARTNERS II GRANTOR TRUST

By: Sankaty High Yield Asset Investors II, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD PARTNERS III GRANTOR TRUST

By: Sankaty High Yield Asset Investors III, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY SPECIAL SITUATIONS I GRANTOR TRUST

By: Sankaty Special Situations I, LLC, as Trustee
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:	/s/ Randy I. Anderson
Name: Randy I. Anderson
Title: Executive Vice President and Secretary

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

By:	/s/ Howard S. Hirsch
Name: Howard S. Hirsch
Title: Vice President and Secretary

Exhibit A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated August 9, 2019 for and on behalf of, as applicable, Bain Capital Specialty Finance, Inc., BCSF Advisors, LP, Bain Capital Credit, LP, Bain Capital Credit (Australia), Pty. Ltd, Bain Capital Investments (Europe) Limited, Bain Capital Credit CLO Advisors, LP, Bain Capital Senior Loan Fund Public Limited Company, Queenscliff Trust, Cape Schanck Direct Lending Trust, Avery Point III CLO, Limited, Avery Point IV CLO, Limited, Avery Point VI CLO, Limited, Race Point IX CLO, Limited, Race Point V CLO, Limited, Race Point VI CLO, Limited, Race Point VII CLO, Limited, Race Point VIII CLO, Limited, Race Point X CLO, Limited, Newhaven II CLO, Designated Activity Company, Bain Capital Credit, Ltd., Sankaty Credit Opportunities (Offshore Master) IV, L.P., Sankaty Credit Opportunities IV, L.P., Bain Capital Distressed and Special Situations 2013 (AIV I), L.P., Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P., Bain Capital Distressed and Special Situations 2013 (A), L.P., Bain Capital Distressed and Special Situations 2013 (A2 Master), L.P., Bain Capital Distressed and Special Situations 2013 (B), L.P., Bain Capital Direct Lending 2015 (L), L.P., Bain Capital Direct Lending 2015 (U), L.P., Bain Capital Distressed and Special Situations 2013 (D), L.P., Bain Capital High Income Partnership, L.P., Bain Capital Credit Managed Account (CalPERS), L.P., Bain Capital Credit Managed Account (E), L.P., Bain Capital Credit Managed Account (Newport Mobile), L.P., Bain Capital Credit Managed Account (NZSF), L.P., Bain Capital Credit Managed Account (PSERS), L.P., Bain Capital Credit Managed Account (TCCC), L.P., Bain Capital Credit Managed Account (UCAL), L.P., Bain Capital Middle Market Credit 2010 (Offshore II Master), L.P., Bain Capital Middle Market Credit 2010 (Offshore Master), L.P. , Bain Capital Middle Market Credit 2014, L.P., Bain Capital Middle Market Credit 2014 (A Master), L.P., Bain Capital Middle Market Credit 2014 (F), L.P., Bain Capital Middle Market Credit 2010, L.P., Bain Capital Credit Rio Grande FMC, L.P., Bain Capital Senior Loan Fund (SRI), L.P., Bain Capital Senior Loan Fund, L.P., Bain Capital Credit Managed Account (CLO), L.P., Bain Capital Distressed and Special Situations 2016 (A), L.P., Bain Capital Distressed and Special Situations 2016 (B Master), L.P., Bain Capital Distressed and Special Situations 2016 (EU Master), L.P. , Bain Capital Distressed and Special Situations 2016 (F), L.P., Bain Capital Credit Managed Account (Blanco), L.P., Bain Capital Credit Managed Account (FSS), L.P., Bain Capital Structured Credit Fund, L.P., Bain Capital Special Situations Asia, L.P., Sankaty CLO Opportunities Coinvestment Fund, L.P., Bain Capital Distressed and Special Situations 2016 (G), L.P., Bain Capital Credit CLO 2016-2, Limited, Bain Capital Credit CLO 2017-1, Limited, Bain Capital Credit CLO 2017-2, Limited, Newhaven CLO, Designated Activity Company, Rye Harbour CLO, Designated Activity Company, Bain Capital Euro CLO 2017-1, Designated Activity Company, Bain Capital Investments (Ireland), Bain Capital Credit (Asia), Limited, Bain Capital Credit U.S. CLO Manager, LLC, CMAC Fund 1, L.P., Cape Baily Trust, Avery Point VII CLO, Limited, Bain Capital COPS II Continuation Vehicle, L.P., Bain Capital COPS III Continuation Vehicle, L.P., Bain Capital COPS CV Holdings, L.P., Bain Capital Distressed and Special Situations 2013 (E2 MASTER), L.P., Bain Capital Distressed and Special Situations 2013 (E), L.P., Bain Capital Middle Market Credit 2018 (A), L.P., Bain Capital Middle Market Credit 2018 (B Master), L.P., Bain Capital Middle Market Credit 2018 (F), L.P., Bain Capital Distressed and Special Situations 2016 (F-EU), L.P., Bain Capital Distressed and Special Situations 2019 (A), L.P., Bain Capital Distressed and Special Situations 2019 (B Master), L.P., Bain Capital Distressed and Special Situations 2019 (F), L.P., Bain Capital Credit Managed Account (RE Special Situations), L.P., Bain Capital Euro CLO 2018-1, Designated Activity Company, Bain Capital Euro CLO 2018-2, Designated Activity Company, Bain Capital Credit CLO 2018-1, Limited, Bain Capital Credit CLO 2018-2, Limited, Bain Capital Credit CLO 2019-1, Limited, Bain Capital Euro WH Berlin Designated Activity Company, Bain Capital Euro WH Copenhagen DAC, Denali, Ltd., Bain Capital Distressed and Special Situations 2019 ICAV, Bain Capital Distressed and Special Situations Europe ICAV, 111 Capital Grantor Trust, Avery Point CLO, Bain Capital Distressed and Special Situations 2013 (E Master), L.P., Cavalry CLO II, LTD, Chatham Light II CLO, LTD, Nash Point CLO Public Limited Company, Prospect Harbor Designated Investments, LP, QCT, Race Point II CLO, Race Point III CLO, Race Point IV CLO, Sankaty Beacon Investment Partners, L.P., Sankaty Credit Opportunities Grantor Trust, Sankaty Credit Opportunities II Grantor Trust, Sankaty Credit Opportunities III Grantor Trust, Sankaty High Yield Asset Grantor Trust, Sankaty High Yield Partners II Grantor Trust, Sankaty High Yield Partners III Grantor Trust and Sankaty Special Situations I Grantor Trust, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  Each undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

BCSF ADVISORS, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT (AUSTRALIA), PTY. LTD

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL INVESTMENTS (EUROPE) LIMITED

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL INVESTMENTS (IRELAND) LIMITED

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL CREDIT (ASIA), LIMITED

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO ADVISORS, LP

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT U.S. CLO MANAGER, LLC

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL CREDIT, LTD.

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SPECIALTY FINANCE, INC.

By: BCSF Advisors, LP, its Advisor

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND PUBLIC LIMITED COMPANY

By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

CMAC FUND 1, L.P.

By: Bain Capital Credit Managed Account Investors (CMAC Fund 1), LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

QUEENSCLIFF TRUST
CAPE SCHANCK DIRECT LENDING TRUST
CAPE BAILY TRUST

By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

AVERY POINT CLO
AVERY POINT III CLO, LIMITED
AVERY POINT IV CLO, LIMITED
AVERY POINT VI CLO, LIMITED
AVERY POINT VII CLO, LIMITED
RACE POINT IX CLO, LIMITED
RACE POINT V CLO, LIMITED
RACE POINT VI CLO, LIMITED
RACE POINT VII CLO, LIMITED
RACE POINT VIII CLO, LIMITED
RACE POINT X CLO, LIMITED

By: Bain Capital Credit, LP, as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2017-2, LIMITED
CAVALRY CLO II, LTD
RACE POINT III CLO

By: Bain Capital Credit, LP, as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2016-2, LIMITED
BAIN CAPITAL CREDIT CLO 2017-1, LIMITED
BAIN CAPITAL CREDIT CLO 2018-1, LIMITED
BAIN CAPITAL CREDIT CLO 2018-2, LIMITED

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

NEWHAVEN II CLO, DESIGNATED ACTIVITY COMPANY
NEWHAVEN CLO, DESIGNATED ACTIVITY COMPANY
RYE HARBOUR CLO, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES (OFFSHORE MASTER) IV, L.P.

By: Sankaty Credit Opportunities Investors (Offshore) IV, L.P, its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS II CONTINUATION VEHICLE, L.P.

By: Sankaty Credit Opportunities Investors II, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS III CONTINUATION VEHICLE, L.P.

By: Sankaty Credit Opportunities Investors III, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL COPS CV HOLDINGS, L.P.

By: Bain Capital COPs CV Holdings Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By: Sankaty Credit Opportunities Investors IV, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV I), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (AIV II MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (A2 MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (A2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E2 MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (B), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (B), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DIRECT LENDING 2015 (L), L.P.
BAIN CAPITAL DIRECT LENDING 2015 (U), L.P.

By: Bain Capital Direct Lending 2015 Investors (L), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (D), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (D), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL HIGH INCOME PARTNERSHIP, L.P.

By: Bain Capital High Income Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (CALPERS), L.P.

By: Bain Capital Credit Managed Account Investors (CalPERS), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (E), L.P.

By: Bain Capital Credit Managed Account Investors (E), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (NEWPORT MOBILE), L.P.

By: Bain Capital Credit Managed Account Investors (Newport Mobile), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (NZSF), L.P.

By: Bain Capital Credit Managed Account Investors (NZSF), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (PSERS), L.P.

By: Bain Capital Credit Managed Account Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (TCCC), L.P.

By: Bain Capital Credit Managed Account Investors (TCCC), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (UCAL), L.P.

By: Bain Capital Credit Managed Account Investors (UCAL), LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE II MASTER), L.P.

By: Bain Capital Middle Market Credit 2010 Investors (Offshore II), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010 (OFFSHORE MASTER), L.P.

By: Bain Capital Middle Market Credit 2010 Investors (Offshore), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014, L.P.

By: Bain Capital Middle Market Credit 2014 Investors, L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (A MASTER), L.P.

By: Bain Capital Middle Market Credit 2014 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2014 (F), L.P.

By: Bain Capital Middle Market Credit 2014 Investors (F), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2010, L.P.

By: Bain Capital Middle Market Credit 2010 Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (A), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (B MASTER), L.P.
BAIN CAPITAL MIDDLE MARKET CREDIT 2018 (F), L.P.

By: Bain Capital Middle Market Credit 2018 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT RIO GRANDE FMC, L.P.

By: Bain Capital Credit Managed Account Investors (NMSIC), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND (SRI), L.P.

By: Bain Capital Senior Loan Investors (SRI), L.P.
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL SENIOR LOAN FUND, L.P.

By: Bain Capital Senior Loan Investors, LLC
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (CLO), L.P.

By: Bain Capital Credit Managed Account Investors (CLO), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (A), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (A), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (B MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (EU MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., its General Partner
By: Bain Capital Credit Member III Sarl, its Managing General Partner

By:	/s/ Michael Treisman	By:	/s/ Grindale Gamboa
Name: Michael Treisman		Name: Grindale Gamboa
Title: Manager A		Title: Manager B

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (G), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (G), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL STRUCTURED CREDIT FUND, L.P.

By: Bain Capital Structured Credit Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CLO OPPORTUNITIES COINVESTMENT FUND, L.P.

By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (BLANCO), L.P.

By: Bain Capital Credit Managed Account Investors (Blanco), LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (FSS), L.P.

By: Bain Capital Credit Managed Account Investors (FSS), L.P., its General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2016 (F-EU), L.P.

By: Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its managing General Partner
By: Bain Capital Credit Member, LLC, its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (A), L.P.

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (B MASTER), L.P.,

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019 (F), L.P.

By: Bain Capital Distressed and Special Situations 2019 Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT MANAGED ACCOUNT (RE SPECIAL SITUATIONS), L.P.

By: Bain Capital Credit Managed Account Investors (RESS), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2017-1, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Collateral Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2018-1, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Portfolio Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL EURO CLO 2018-2, DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit, Ltd., as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL CREDIT CLO 2019-1, LIMITED

By: Bain Capital Credit U.S. CLO Manager, LLC, its Portfolio Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL EURO WH BERLIN DESIGNATED ACTIVITY COMPANY

By: Bain Capital Credit U.S. CLO Manager, LLC, as Investment Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

BAIN CAPITAL EURO WH COPENHAGEN DAC

By:	/s/ Sean O’Sullivan
Name: Sean O’ Sullivan
Title: Director

DENALI, LTD.

By:	/s/ Nicolas Rogivue
Name: Nicolas Rogivue
Title: Director

BAIN CAPITAL SPECIAL SITUATIONS ASIA, L.P.

By: Bain Capital Special Situations Asia Investors, LLC, its General Partner
By: Bain Capital Credit Member II, Ltd., its Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director
Bain Capital Distressed and Special Situations 2019 ICAV acting in respect of and for the account of its sub-fund BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2019

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

Bain Capital Special Situations Europe ICAV acting in respect of and for the account of its sub-fund BAIN CAPITAL SPECIAL SITUATIONS EUROPE

By: Bain Capital Investments (Europe) Limited, its Investment Manager

By:	/s/ Michael Treisman
Name: Michel Treisman
Title: Director

111 CAPITAL GRANTOR TRUST

By: 111 Capital Investors, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

BAIN CAPITAL DISTRESSED AND SPECIAL SITUATIONS 2013 (E MASTER), L.P.

By: Bain Capital Distressed and Special Situations 2013 Investors (E2), L.P., its General Partner
By: Bain Capital Credit Member II, Ltd., its General Partner

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

CHATHAM LIGHT II CLO, LTD
NASH POINT CLO UNLIMITED COMPANY
RACE POINT II CLO

By: Bain Capital Credit, LP, as Investment Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

PROSPECT HARBOR DESIGNATED INVESTMENTS, LP
SANKATY BEACON INVESTMENT PARTNERS, L.P.

By: Sankaty Beacon Investors, LLC, its General Partner
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

QCT
By: Bain Capital Credit, LP, as Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

RACE POINT IV CLO
By: Bain Capital Credit, LP, as Asset Manager

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY CREDIT OPPORTUNITIES GRANTOR TRUST
SANKATY CREDIT OPPORTUNITIES II GRANTOR TRUST
SANKATY CREDIT OPPORTUNITIES III GRANTOR TRUST

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD ASSET GRANTOR TRUST

By: Sankaty High Yield Asset Investors, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD PARTNERS II GRANTOR TRUST

By: Sankaty High Yield Asset Investors II, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY HIGH YIELD PARTNERS III GRANTOR TRUST

By: Sankaty High Yield Asset Investors III, LLC, as Trustee

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

SANKATY SPECIAL SITUATIONS I GRANTOR TRUST

By: Sankaty Special Situations I, LLC, as Trustee
By: Bain Capital Credit Member, LLC, its Managing Member

By:	/s/ Andrew S. Viens
Name: Andrew S. Viens
Title: Managing Director

Exhibit B

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated August 9, 2019 for and on behalf of, as applicable, Griffin Institutional Access Credit Fund and Griffin Capital Credit Advisor, LLC, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  Each undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

GRIFFIN INSTITUTIONAL ACCESS CREDIT FUND

By:	/s/ Randy I. Anderson
Name: Randy I. Anderson
Title: Executive Vice President and Secretary

GRIFFIN CAPITAL CREDIT ADVISOR, LLC

By:	/s/ Howard S. Hirsch
Name: Howard S. Hirsch
Title: Vice President and Secretary

Exhibit C

Resolutions Adopted by the Board of Directors of
Bain Capital Specialty Finance, Inc.

RESOLVED, that an Amended and Restated Co-Investment Exemptive Application reflecting the simplified terms discussed at this Board meeting be, and it hereby is, approved in all respects and the filing of such Amended and Restated Co-Investment Exemptive Application with the Securities and Exchange Commission (the “SEC”) be, and it hereby is, approved in all respects; and

RESOLVED, that each of the officers of Bain Capital Specialty Finance, Inc. (the “Company”) is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the SEC, an Amended and Restated Co-Investment Exemptive Application and any and all amendments to such Amended and Restated Co-Investment Exemptive Application, effecting such changes as any such officer or officers may deem necessary or advisable; and

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

Exhibit D

Resolutions Adopted by the Board of Trustees of
Griffin Institutional Access Credit Fund

WHEREAS, the Board has previously approved an Exemptive Application (the “Original Application”) that was filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Griffin Institutional Access Credit Fund (the “Fund”), its adviser, its sub-adviser, BCSF Advisors, LP (“BCSF”) and certain affiliates of BCSF which sought to allow the Fund and those affiliates of BCSF to engage in certain co-investment transactions, subject to various conditions; and

WHEREAS, the Securities and Exchange Commission approved the Original Application, as amended, through an order issued on March 22, 2018; and

WHEREAS, the Board has reviewed a draft Amended and Restated Exemptive Application (the “Amended Application”) to seek simplified terms under the proposed order recommend by the Fund’s adviser, BCSF and their respective counsel.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Fund be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, the Amended Application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting exemptions from Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder;

RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the Board hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred. This written consent may be executed in one or more counterpart signatures (including facsimile signatures), each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same original instrument.

2

Schedule A

Existing Bain Advisers

Bain Capital Credit (Asia), Limited
Bain Capital Credit (Australia), Pty. Ltd (f/k/a Sankaty Advisors (Australia), Pty. Ltd)
Bain Capital Investments (Europe) Limited (f/k/a Sankaty Advisors Europe, Limited)
Bain Capital Credit, LP (f/k/a Sankaty Advisors, LP)
Bain Capital Credit, Ltd.
Bain Capital Credit CLO Advisors, LP
Bain Capital Credit U.S. CLO Manager, LLC
Bain Capital Investments (Ireland) Limited
BCSF Advisors, LP (f/k/a Sankaty Capital Advisors, LP)

Existing Affiliated Funds

Avery Point III CLO, Limited
Avery Point IV CLO, Limited
Avery Point VI CLO, Limited
Newhaven II CLO, Designated Activity Company
Race Point IX CLO, Limited
Race Point X CLO, Limited
Race Point V CLO, Limited
Race Point VI CLO, Limited
Race Point VII CLO, Limited
Race Point VIII CLO, Limited
Sankaty Credit Opportunities (Offshore Master) IV, L.P.
Sankaty Credit Opportunities IV, L.P.
Bain Capital Distressed and Special Situations 2013 (AIV I), L.P. (f/k/a Sankaty Credit Opportunities V AIV I, L.P.)
Bain Capital Distressed and Special Situations 2013 (AIV II Master), L.P. (f/k/a Sankaty Credit Opportunities V AIV II (Master), L.P.
Bain Capital Distressed and Special Situations 2013 (A), L.P. (f/k/a/ Sankaty Credit Opportunities V-A, L.P.)
Bain Capital Distressed and Special Situations 2013 (A2 Master), L.P. (f/k/a Sankaty Credit Opportunities V-A2 (Master), L.P.)
Bain Capital Distressed and Special Situations 2013 (B), L.P. (f/k/a Sankaty Credit Opportunities V-B, L.P.)
Bain Capital Direct Lending 2015 (L), L.P. (f/k/a Sankaty Direct Lending Fund (L), L.P.)
Bain Capital Direct Lending 2015 (U), L.P. (f/k/a Sankaty Direct Lending Fund, L.P.)
Bain Capital Distressed and Special Situations 2013 (D), L.P. (f/k/a Sankaty Drawbridge Opportunities, L.P.)
Bain Capital High Income Partnership, L.P. (f/k/a Sankaty High Income Partnership, L.P.)
Bain Capital Credit Managed Account (CalPERS), L.P. (f/k/a Sankaty Managed Account (CalPERS), L.P.)
Bain Capital Credit Managed Account (E), L.P. (f/k/a Sankaty Managed Account (E), L.P.)
Bain Capital Credit Managed Account (Newport Mobile), L.P. (f/k/a Sankaty Managed Account (Newport Mobile), LP)
Bain Capital Credit Managed Account (NZSF), L.P. (f/k/a Sankaty Managed Account (NZSF), L.P.)
Bain Capital Credit Managed Account (PSERS), L.P. (f/k/a Sankaty Managed Account (PSERS), L.P.)

3

Bain Capital Credit Managed Account (TCCC), L.P. (f/k/a Sankaty Managed Account (TCCC), L.P.)
Bain Capital Credit Managed Account (UCAL), L.P. (f/k/a Sankaty Managed Account (UCAL), L.P.)
Bain Capital Middle Market Credit 2010 (Offshore II Master), L.P. (f/k/a Sankaty Middle Market Opportunities Fund (Offshore Master II), L.P.)
Bain Capital Middle Market Credit 2010 (Offshore Master), L.P. (f/k/a Sankaty Middle Market Opportunities Fund (Offshore Master), L.P.)
Bain Capital Middle Market Credit 2014, L.P. (f/k/a Sankaty Middle Market Opportunities Fund II, L.P.)
Bain Capital Middle Market Credit 2014 (A Master), L.P. (f/k/a Sankaty Middle Market Opportunities Fund II-A (Master), L.P.)
Bain Capital Middle Market Credit 2014 (F), L.P. (f/k/a Sankaty Middle Market Opportunities Fund II-F, L.P.)
Bain Capital Middle Market Credit 2010, L.P. (f/k/a Sankaty Middle Market Opportunities Fund, L.P.)
Bain Capital Credit Rio Grande FMC, L.P. (f/k/a Sankaty Rio Grande FMC, L.P.
Bain Capital Senior Loan Fund (SRI), L.P. (f/k/a Sankaty Senior Loan Fund (SRI), L.P.)
Bain Capital Senior Loan Fund Public Limited Company (f/k/a Sankaty Senior Loan Fund Public Limited Company)
Bain Capital Senior Loan Fund, L.P. (f/k/a Sankaty Senior Loan Fund, L.P.)
Queenscliff Trust
Bain Capital Credit Managed Account (CLO), L.P. (f/k/a Sankaty Managed Account (CLO), L.P.)
Cape Schanck Direct Lending Trust
Bain Capital Distressed and Special Situations 2016 (A), L.P. (f/k/a Sankaty Credit Opportunities VI-A, L.P.)
Bain Capital Distressed and Special Situations 2016 (B Master), L.P. (f/k/a Sankaty Credit Opportunities VI-B (Master), L.P.
Bain Capital Distressed and Special Situations 2016 (EU Master), L.P. (f/k/a Sankaty Credit Opportunities VI-EU (Master), L.P.)
Bain Capital Distressed and Special Situations 2016 (F), L.P. (f/k/a Sankaty Credit Opportunities (F), L.P.)
Bain Capital Credit Managed Account (Blanco), L.P.
Bain Capital Credit Managed Account (FSS), L.P.
Bain Capital Structured Credit Fund, L.P.
Bain Capital Special Situations Asia, L.P.
Sankaty CLO Opportunities Coinvestment Fund, L.P.
Bain Capital Distressed and Special Situations 2016 (G), L.P.
Bain Capital Credit CLO 2016-2, Limited
Bain Capital Credit CLO 2017-1, Limited
Bain Capital Credit CLO 2017-2, Limited
Newhaven CLO, Designated Activity Company
Rye Harbour CLO, Designated Activity Company
Bain Capital Euro CLO 2017-1, Designated Activity Company
CMAC Fund 1, L.P.
Cape Baily Trust
Avery Point VII CLO, Limited
Bain Capital COPS II Continuation Vehicle, L.P.
Bain Capital COPS III Continuation Vehicle, L.P.
Bain Capital COPS CV Holdings, L.P.
Bain Capital Distressed and Special Situations 2013 (E2 Master), L.P.
Bain Capital Distressed and Special Situations 2013 (E), L.P.
Bain Capital Middle Market Credit 2018 (A), L.P.
Bain Capital Middle Market Credit 2018 (B Master), L.P.
Bain Capital Middle Market Credit 2018 (F), L.P.

4

Bain Capital Distressed and Special Situations 2016 (F-EU), L.P.
Bain Capital Distressed and Special Situations 2019 (A), L.P.
Bain Capital Distressed and Special Situations 2019 (B Master), L.P.
Bain Capital Distressed and Special Situations 2019 (F), L.P.
Bain Capital Credit Managed Account (RE Special Situations), L.P.
Bain Capital Euro CLO 2018-1, Designated Activity Company
Bain Capital Euro CLO 2018-2, Designated Activity Company
Bain Capital Credit CLO 2018-1, Limited
Bain Capital Credit CLO 2018-2, Limited
Bain Capital Credit CLO 2019-1, Limited
Bain Capital Euro WH Berlin Designated Activity Company
Bain Capital Euro WH Copenhagen DAC
Denali, Ltd.
Bain Capital Distressed and Special Situations 2019 ICAV
Bain Capital Distressed and Special Situations Europe ICAV
111 Capital Grantor Trust
Avery Point CLO
Bain Capital Distressed and Special Situations 2013 (E Master), L.P.
Cavalry CLO II, LTD
Chatham Light II CLO, LTD
Nash Point CLO Public Limited Company
Prospect Harbor Designated Investments, LP
QCT
Race Point II CLO
Race Point III CLO
Race Point IV CLO
Sankaty Beacon Investment Partners, L.P.
Sankaty Credit Opportunities Grantor Trust
Sankaty Credit Opportunities II Grantor Trust
Sankaty Credit Opportunities III Grantor Trust
Sankaty High Yield Asset Grantor Trust
Sankaty High Yield Partners II Grantor Trust
Sankaty High Yield Partners III Grantor Trust
Sankaty Special Situations I Grantor Trust

5